# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AUNA S.A., CIK 0001799207
CUSIP: L0415A103
Title of class of securities: Class A Ordinary Shares, nominal value US$0.01 per share
Address of issuer's principal executive offices: 6, rue Jean Monnet, GRAND DUCHY OF LUXEMBOURG, Luxembourg (N4), L-2180
Date of event which requires filing of this statement: 02/03/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001999371-26-001295
Filed by CIK 0002019118

## Reporting persons
- Grupo Angeles Servicios de Salud, S.A. de C.V.: type of reporting person: other (OO); citizenship or place of organization: Mexico (O5); sole voting power 0; shared voting power 3,943,170; sole dispositive power 0; shared dispositive power 3,943,170; aggregate amount beneficially owned 3,943,170 (13.1% of the class)
  Comment: The percent calculation assumes that there is a total of 30,095,388 Class A Ordinary Shares (as defined below) outstanding as of June 30, 2025, as reported in Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K/A furnished by the Issuer (as defined below) to the Securities and Exchange Commission (the "SEC") on October 28, 2025 (the "Form 6-K/A").
- Grupo Vazol, S.A. de C.V. (Priorly known as Grupo Empresarial Angeles, S.A. de C.V.): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Mexico (O5); sole voting power 0; shared voting power 3,943,170; sole dispositive power 0; shared dispositive power 3,943,170; aggregate amount beneficially owned 3,943,170 (13.1% of the class)
  Comment: The percent calculation assumes that there is a total of 30,095,388 Class A Ordinary Shares outstanding as of June 30, 2025, as reported in the Form 6-K/A.
- Corpvaza, S.A. de C.V.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Mexico (O5); sole voting power 0; shared voting power 3,943,170; sole dispositive power 0; shared dispositive power 3,943,170; aggregate amount beneficially owned 3,943,170 (13.1% of the class)
  Comment: The percent calculation assumes that there is a total of 30,095,388 Class A Ordinary Shares outstanding as of June 30, 2025, as reported in the Form 6-K/A.
- Mr. Olegario Vazquez Aldir: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); sole voting power 3,943,170; shared voting power 0; sole dispositive power 3,943,170; shared dispositive power 0; aggregate amount beneficially owned 3,943,170 (13.1% of the class)
  Comment: The percent calculation assumes that there is a total of 30,095,388 Class A Ordinary Shares outstanding as of June 30, 2025, as reported in the Form 6-K/A.

## Item 1. Issuer
Name of issuer: AUNA S.A.
Address of issuer's principal executive offices: 6, rue Jean Monnet, Grand Duchy of Luxembourg, Luxembourg L-2180

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following:

i. Grupo Angeles Servicios de Salud, S.A. de C.V. ("GASS");
ii. Grupo Vazol, S.A. de C.V. (Priorly known as Grupo Empresarial Angeles, S.A. de C.V.) ("GV");
iii. Corpvaza, S.A. de C.V. ("Corpvaza"); and
iv. Mr. Olegario Vazquez Aldir ("Mr. Vazquez Aldir").

GASS, GV, Corpvaza and Mr. Vazquez Aldir are collectively referred to as the "Reporting Persons." Mr. Vazquez Aldir directly controls Corpvaza, which controls GV, which is the parent company of GASS, the direct holder of the securities of Auna S.A. (the "Issuer").
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Persons is Camino a Santa Teresa 1055, piso 14, Heroes de Padierna, La Magdalena Contreras, Mexico, 10700.
Citizenship: The Reporting Persons are citizens or incorporated under the laws of the United Mexican States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- Grupo Angeles Servicios de Salud, S.A. de C.V.: /s/ Jose Luis Alberdi Gonzalez, Jose Luis Alberdi Gonzalez/Legal Vice President (02/05/2026)
- Grupo Vazol, S.A. de C.V. (Priorly known as Grupo Empresarial Angeles, S.A. de C.V.): /s/ Jose Luis Alberdi Gonzalez, Jose Luis Alberdi Gonzalez/Legal Vice President (02/05/2026)
- Corpvaza, S.A. de C.V.: /s/ Jose Luis Alberdi Gonzalez, Jose Luis Alberdi Gonzalez/Legal Vice President (02/05/2026)
- Mr. Olegario Vazquez Aldir: /s/ Jose Luis Alberdi Gonzalez, Jose Luis Alberdi Gonzalez/Legal Vice President (02/05/2026)
Comment: Jose Luis Alberdi Gonzalez is signing on behalf of Mr. Vazquez Aldir pursuant to a power of attorney dated April 12, 2024, which was previously filed with the SEC as an exhibit to a Schedule 13G filed by Mr. Vazquez Aldir on April 12, 2024 (SEC File No. 005-94489).